March 15, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Re:	Spring Bank Pharmaceuticals, Inc. (the “Company”)

Registration Statement on Form S-1 (File No. 333-208875)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), and as representatives of the several underwriters of the Company’s proposed public offering of common stock, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 4:00 p.m., Eastern time, on March 17, 2016, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we have effected the distribution of 308 copies of the Company’s Preliminary Prospectus, dated March 9, 2016, to prospective underwriters, institutional investors, dealers and others through the date hereof.

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours, As Representatives of the several Underwriters WILLIAM BLAIR & COMPANY, L.L.C.

By:	/s/ Steve Maletzky
Name: Steve Maletzky
Title: Managing Director and Partner, ECM

WEDBUSH SECURITIES INC.

By:	/s/ Ben Davey
Name: Ben Davey
Title: Managing Director, Head of ECM

[Signature Page to Underwriter Acceleration Request]